SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 29, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release  ANGLOGOLD ASHANTI ISSUES CIRCULAR CONVENING GENERAL
                                      MEETING

news release
An gloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No. 1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317\ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
THIS IS NOT AN OFFER FOR THE SALE OF SECURITIES.
June 29, 2009
ANGLOGOLD ASHANTI ISSUES CIRCULAR CONVENING GENERAL MEETING
At the annual general meeting held on May 15, 2009, AngloGold Ashanti shareholders approved a resolution giving authority to the directors of AngloGold Ashanti to issue convertible bonds. On May 19, 2009, AngloGold Ashanti announced the offering of
US$732,500,000 3.5 percent convertible bonds due 2014, by its wholly-owned subsidiary
AngloGold Ashanti. All of the convertible bonds were issued and sold to investors on May 22,
2009.
Given that the specific terms of the convertible bond are now known, the directors of
AngloGold Ashanti are seeking a specific authority and approval from shareholders for the directors of the Company to allot and issue up to 15,384,615 ordinary shares of R0.25 each in the authorised but unissued share capital of the Company at a conversion price of
US$47.6126 per AngloGold Ashanti ADS, subject to adjustment, for purposes of the potential conversion of th e c onvertible bonds. The specific authority will enable AngloGold Ashanti to allot and issue AngloGold Ashanti ordinary shares underlying the AngloGold Ashanti ADSs issuable upon any exercise of conversion rights attached to the convertible bonds.
Prior to the grant of the specific authority, the convertible bonds are subject to automatic cash settlement. Thereafter, bonds are convertible at the discretion of the bondholder, and the
Company has, in certain circumstances, the option to redeem the convertib le bonds for cash, or to redeem the convertible bonds through an issue of AngloGold Ashanti ordinary shares to be converted into AngloGold Ashanti ADSs or to redeem the convertible bonds through the issue of a combination of AngloGold Ashanti ordinary shares to be converted into AngloGold
Ashanti ADSs and cash.
A circular, convening a general meeting of shareholders regarding the granting of the specific authority to be held on Thursday, July 30, 2009 at 10:00 SA time at The Auditorium, 76 Jeppe
Street, Newtown, Johannesburg, South Africa will be posted to shareholders today, Monday,
June 29, 2009.
A copy of the circular is available on request from the Company Secretary at
companysecretary@anglogoldashanti.com
or on the company’s website on
http://www.anglogoldashanti.co.za/Investor+Info/Corporate+Activity/Convertible+Bond.htm
The convertible bonds have not and will not be registered under the U.S. Securities Act of
1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
ENDS

Contacts
Tel:
Mobile:
E-mail:
Sicelo Ntuli (Investor) +27 (0) 11 637 6339 + 27 (0) 716 08 0991 sntuli@AngloGoldAshanti.com
Stewart Bailey (Investor - USA ) + 1 646 717-3978 sbailey@AngloGoldAshanti.com
Alan Fine (Media) +27 (0) 11 637 6383 +27 (0) 83 250 0757 afine@anglogoldashanti.com
Joanne Jones (Media ) +27 (0) 11 637- 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among oth er factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on
March 27, 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on
May 5, 2009 as amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website atwww.anglgoldashanti.com and under the“ Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 29, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary